UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40688

DRAGANFLY INC.

(Translation of registrant’s name into English)

235 103rd St. E.

Saskatoon, Saskatchewan S7N 1Y8

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Draganfly Inc.
(Registrant)

Date:	April 12, 2024	By:	/s/ Paul Sun
		Name:	Paul Sun
		Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press Release of the Registrant dated April 11, 2024